CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

May 19, 2020

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Patrick Kuhn, Staff Attorney

Jim Allegretto, Staff Attorney

Re:	Noble Vici Group, Inc.
Form 10-K for Fiscal Year Ended March 31, 2019
Filed on July 15, 2019
File No. 000-54761
Response dated May 7, 2020

Gentlemen:

On behalf of Noble Vici Group, Inc. (the “Company” or “NVGI”), we are hereby responding to the comment letter dated May 7, 2020 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 10-K for Fiscal Year Ended March 31, 2019

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and Commission Payout, page 17

1. We note your response to our prior comment 1 and your proposal to remove the MPP and SMGA metrics from your March 21, 2019 Form 10-K. You propose to replace these two metrics with a new metric that compares GMV with “worldwide retail eCommerce sales” wherein worldwide retail eCommerce sales represents actual (or forecasted actual) worldwide sales and GMV represents the aggregate of suggested retail prices of performance metric will assist you in assessing the strength of utilization by users of your platform and their procurement of goods and services offered by the platform. Please tell us how your proposed metric is directly relevant to your investors and how it is useful to your investors. In addition, tell us in greater detail, and summarize in the filing, how comparing GMV with worldwide eCommerce sales assists you in assessing the strength of utilization by users of your platform and their procurement of goods and services offered by the platform since GMV does not represent the actual amount of sales on your platform. Please make any necessary modifications to revise your presentation.

Response:

We note your comment regarding GMV. As such, we propose the removal of the following section from Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the fiscal year ended March 31, 2019:

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Removal of the following section:

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and Commission Payout.

In addition to Net Revenue, we focus on several non-GAAP key performance indicators to assist us in assessing the strength of product sales and our supply chain across different geographical regions: Gross Cash Receipts, Supplier Product & Logistics Allowance, and Commission Payout.

“Gross Cash Receipts” means proceeds actually received from products sold. This is a non-GAAP indicator that does not correlate to gross revenue and may not be comparable to similarly-titled measures used by other companies.

“Undelivered items” refers to products sold for which we have received payment but have not yet been delivered to the purchaser.  This is a non-GAAP indicator on which we rely to assess the strength and performance of our supply chain, product delivery obligations, product trends and the like.

“Supplier Product & Logistics Allowances” means the fees and costs that we pay to the applicable product supplier to manufacture, package and ship our products to our end customer.  This is a non-GAAP indicator on which we rely to determine the cost of manufacturing, packaging and delivering our products.

“Commission Payout” refers to the commission payments that we make to resellers of our products.

The criteria we use to determine how and when we recognize the foregoing key performance indicators are not identical to our revenue recognition policies under U.S. GAAP.  By way of example, unlike net sales, which are generally recognized when the product is delivered and both the title and risk and rewards pass to the buyer, as discussed in greater detail in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements, we recognize Gross Cash Receipts when we receive funds from the buyer, which is generally prior to the product being delivered to the buyer.

The following describes the relationship between our key performance indicators and US GAAP reporting:

	Year ended March 31,
	2019	2018
Gross Cash Receipts	$35,392,801	$28,379,893
Less: Undelivered items	$(5,138,454)	$(3,829,812)
Less: Supplier’s product & logistics allowances	$(8,953,825)	$(8,969,568)
Less: Commission payout	$(13,431,260)	$(12,178,312)
Net Cash Receipts	$7,869,262	$3,402,201

Other Sales	$757,456	$221,779

Net Revenue	$8,626,718	$3,623,980

For the year ended March 31, 2019, our Gross Cash Receipts net of sales was $35,392,801, representing a 25% year-on-year increase from $28,379,893 for the same period ended 2018. This was attributed to change in product and offering mix from sale of Cordyceps in China to sales from our V-More ecommerce platform. Our customers’ orders are fulfilled on a first in, first out basis over each month. Currently, we have yet to deliver $5,138,454 of products. We hope to progressively fulfill these backorders over the next three months.

Our Supplier Product & Logistics Allowances for the year ended March 31, 2019 and 2018 were $8,953,825 and $8,969,568 respectively. This represents a marginal change year-on-year. These were mainly attributable to the sale of Cordyceps in China which are primarily distributed through Resellers.

Commission Payout for the year ended March 31, 2019 was $13,431,260 as compared to $12,178,312 for the year ended March 31, 2018. The increase in Commission Payout was due to increased sales from V-More in Malaysia and Indonesia.

For the year ended March 31, 2019, other sales of $757,456 consisted mainly of service fee income and management fee income as compared to $221,779 for the same period of 2018 where other sales consisted primarily of service fee income.

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Amendment to Auditor Opinion:

For completion purposes, we also expect the auditor to revise its opinion with the addition of the below language, which will be inserted immediately following the opinion paragraph.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, as of March 31, 2019, the Company has suffered from an accumulated deficit of $125,141,278 and working capital deficit of $2,227,267. These factors create an uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

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